SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

               811-3190                          11/22/2001

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     AXP Variable Portfolio - Money Market Series, Inc.

4. Address of principal executive office (number,street,city,state,zip code):

     200 AXP Financial Center, Minneapolis, MN 55474

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                         Independent Auditors' Report


To the Board of Directors of
AXP Variable Portfolio - Money Market Series:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AXP Variable Portfolio Cash Management Fund of AXP Variable Portfolio - Money Market Series (the Fund) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2001 and during the period May 31, 2001 (the date of our last examination) through August 31, 2001. Management is responsible for the Fund's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001 and during the period May 31, 2001 (the date of our last examination) through August 31, 2001, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that AXP Variable Portfolio - Money Market Series was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 and during the period May 31, 2001 (the date of our last examination) through August 31, 2001 is fairly stated in all material respects.

This report is intended solely for the information and use of management of AXP Variable Portfolio - Money Market Series and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.




 /s/ KPMG LLP
--------------
     KPMG LLP
     Minneapolis, MN
     November 22, 2001

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940


     We, as members of management of AXP Variable Portfolio Cash Management Fund of AXP Variable Portfolio - Money Market Series (the Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2001 and during the period May 31, 2001 (the date of our last examination) through August 31, 2001.

     Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 and during the period May 31, 2001 (the date of our last examination) through August 31, 2001, with respect to securities reflected in the investment account of the Fund.



     AMERICAN EXPRESS FINANCIAL CORPORATION

By: /s/ John M. Knight
    ------------------
        John M. Knight, Vice President-Investment Accounting